KH 4/25

SEC MAIL PROCESSING
RECEIVED
APR 21 2011
WASHINGTON, D.C.
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-45684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pace Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 Fair Lakes Court
(No. and Street)

Fairfax	VA	22033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, PA
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road	Sparks	MD	21152
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11021640

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/25

OATH OR AFFIRMATION

I, Daniel Isaac Blanchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pace Financial Services, as of April 20, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Notary seal: ...AH MARIE STEPHENSON, COMMONWEALTH OF VIRGINIA, NOTARY PUBLIC, ID# 7130621, My Comm. Expires 12/31/2011]

Signature

Compliance Officer

Title

Deborah Marie Stephenson

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACE FINANCIAL SERVICES, LLC

Financial Statements
Together with Independent Auditors' Report

For the Years Ended December 31, 2010 and 2009

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Balance Sheets as of December 31, 2010 and 2009	2
Statements of Operations for the Years Ended December 31, 2010 and 2009	3
Statements of Changes in Member's Capital for the Years Ended December 31, 2010 and 2009	4
Statements of Cash Flows for the Years Ended December 31, 2010 and 2009	5
Notes to Financial Statements	6-11
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Act of 1934	12
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15
Independent Auditors' Report on Internal Accounting Control Required By Securities and Exchange Commission Rule 17a-5	16-17

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

INDEPENDENT AUDITORS' REPORT

To the Member of Pace Financial Services, LLC:

We have audited the accompanying balance sheets of Pace Financial Services, LLC, a Delaware limited liability company, (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pace Financial Services, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stout, Causey & Horning, P.A.
February 18, 2011

PACE FINANCIAL SERVICES, LLC

Balance Sheets

As of December 31,		*2010*		*2009*
Assets				
Current Assets				
Cash	$	43,444	$	91,597
Accounts receivable		479		40,733
Total Current Assets		43,923		132,330
Investment (Note 1)		500,000		500,000
Total Assets	$	543,923	$	632,330
Liabilities and Member's Capital				
Current Liabilities				
Accounts payable and accrued expenses	$	-	$	7,785
Related party payable, net		9,026		72,203
Total Current Liabilities		9,026		79,988
Member's Capital		534,897		552,342
Total Liabilities and Member's Capital	$	543,923	$	632,330

The accompanying notes are an integral part of these financial statements.

PACE FINANCIAL SERVICES, LLC

Statements of Operations

For the Years Ended December 31,	*2010*	*2009*
Revenues	$ 231,226	$ 1,007,545
Expenses		
Salaries	439,071	731,757
Insurance	44,843	28,850
Rent	38,421	57,293
Payroll taxes	19,006	26,686
Employee benefits	15,707	24,561
Travel and entertainment	11,361	1,833
Professional fees	7,996	42,268
Dues and subscriptions	2,936	4,135
Regulatory fees	2,844	1,593
Bank fees	2,678	1,567
Miscellaneous	1,271	2,064
Office	1,260	539
Taxes - other	250	1,995
Advertising	27	-
Total Expenses	587,671	925,141
Net (Loss) Income	$ (356,445)	$ 82,404

The accompanying notes are an integral part of these financial statements.

PACE FINANCIAL SERVICES, LLC

Statements of Changes in Member's Capital
For the Years Ended December 31, 2010 and 2009

Member's Capital, January 1, 2009	$ -
Contributions	469,938
Net income	82,404
Member's Capital, December 31, 2009	552,342
Contributions	339,000
Net loss	(356,445)
Member's Capital, December 31, 2010	$ 534,897

The accompanying notes are an integral part of these financial statements.

PACE FINANCIAL SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31,	*2010*	*2009*
Cash Flows from Operating Activities		
Net (loss) income	$ (356,445)	$ 82,404
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	40,254	(40,733)
Accounts payable and accrued expenses	(7,785)	7,785
Related party payable, net	275,823	42,141
Net Cash (Used in) Provided by Operating Activities	(48,153)	91,597
Cash, beginning of year	91,597	-
Cash, end of year	$ 43,444	$ 91,597
Supplemental Non-Cash Investing and Financing Activities:		
Contributions in exchange for settlement of related party payable (Note 5)	$ 339,000	$ 469,938
Receipt of membership units in exchange for services rendered (Note 1)	$ -	$ 500,000

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pace Financial Services, LLC (the Company) is a broker-dealer registered with the United States Securities and Exchange Commission (SEC). On December 19, 2008, Pace Financial Services Holdings, LLC, owned by Pace Global Energy Services, LLC, a related party, purchased the stock of Walsh Partners Capital Corporation. Pace Financial Services, LLC is the successor broker dealer to Walsh Partners Capital Corporation. The Company began operations in January 2009 after becoming an approved broker-dealer on December 15, 2008. The Company is a member of the Financial Industry Regulatory Authority (FINRA), which came into existence as the result of the 2007 merger between the member regulatory operations of National Association of Securities Dealers, Inc. (NASD) and NYSE Group, Inc., and is registered to do business in the United States of America. The Company's operations consist primarily of providing financial advisory services.

Codification of Accounting Standards

Accounting Standards Codification (ASC or Codification) 105, *Generally Accepted Accounting Principles,* defines the Financial Accounting Standards Board (FASB) ASC as the single source of authoritative accounting principles generally accepted in the United States of America (US GAAP) recognized by the FASB to be applied by nongovernmental entities. ASC 105 and the Codification were effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification has superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification is non-authoritative. With the adoption of ASC 105, the FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB issues Accounting Standards Updates, which serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification.

Revenue Recognition

The Company recognizes revenues under retainer, time and material, fixed price, and success fee contracts. Revenues from retainer contracts are recognized monthly. Revenues from time and material contracts are recognized when services are performed. Revenues from fixed price contracts are recognized as the work progresses. Billings are rendered as pre-determined milestones are achieved.

Revenues from success fee contracts arise from the successful completion of financial advisory and private capital raising engagements. The Company conducts its private capital raising services, in which it acts as an underwriter or agent, on a "best efforts basis."

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

Accounts Receivable

The Company extends credit to customers on an unsecured basis. The Company uses the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of accounts receivable. The Company provides an allowance for doubtful accounts equal to the estimated uncollectable amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. The Company determines accounts receivables to be delinquent when greater than 120 days past due, unless contractual agreements stipulate other payment terms. Accounts receivable are written off when it is determined that amounts are uncollectable. Based on historical collection experience and a review of current accounts receivable, the Company believes all accounts receivable will be collected. Accordingly, an allowance for doubtful accounts has not been established.

Non-monetary Transactions

In connection with revenue related to success fees, the Company may receive both cash and equity ownership in its customers as consideration for the services provided. For the non-monetary portion, the Company recognizes revenue on the transaction in accordance with its revenue recognition policy for success fees. The non-monetary transactions are valued at the fair value of the equity received at the date the Company completes the services necessary to earn the equity as stipulated in the customer contract. The Company recorded non-monetary success fees of $500,000 during the year ended December 31, 2009. The non-monetary fee was received in the form of membership units of a customer. The non-monetary success fee is included in investment in the accompanying balance sheets as of December 31, 2010 and 2009.

Investment

Investments for which no public market exists are valued at fair value as estimated in good faith by the Company. These investments are generally carried at cost until events subsequent to the date of investment indicate that cost is not the best measure of fair value. If such events have occurred, the value is determined taking into consideration the cost of the securities, developments concerning the investee, any provided financial statements and projections, and other factors deemed relevant by the Company. An investment may be valued at less than cost if the investee shows a significant fundamental deterioration in financial position or operating results. Due to the inherent uncertainty of valuation, the valuation of these investments may differ significantly from the values that would have been recorded had a ready market for the investments existed. These differences could be material.

1. DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.

Fair Value Measurements

ASC 820, *Fair Value Measurements and Disclosures,* defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Investment: Valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2010 and 2009.

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

Fair Value Measurements – cont'd.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2010 and 2009:

	Level 1	Level 2	Level 3	Total
Investment	$ -	$ -	$ 500,000	$ 500,000
Total investment, at fair value	$ -	$ -	$ 500,000	$ 500,000

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the years ended December 31, 2010 and 2009:

	2010	*2009*
	Investment	Investment
Balance, beginning of year	$ 500,000	$ -
Issuance	-	500,000
Balance, end of year	$ 500,000	$ 500,000

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 18, 2011, the date the financial statements were available to be issued, and determined there were no material events that warrant disclosure.

Income Taxes

No provision for income taxes is recorded since the Company is recognized as a limited liability company for Federal and state income tax purposes. The Member reports the Company's taxable income or loss on its respective income tax return.

1. **DESCRIPTON OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd.**

Income Taxes – cont'd.

ASC 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. ASC 740 does not have a material impact on the financial statements of the Company. The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2010 and 2009.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. **ACCOUNTS RECEIVABLE**

Accounts receivable consist of the following at December 31,:

		2010		*2009*
Billed accounts receivable	$	-	$	1,704
Unbilled accounts receivable		479		39,029
Total	$	479	$	40,733

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital of $5,000 and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day, but as of December 31, 2010 and 2009, the Company's net capital totaled $34,418 and $11,609, respectively and its ratio of indebtedness to net capital was 0.26 to 1 and 6.89 to 1, respectively.

4. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. RELATED PARTIES

Certain members of management of the Company are employed by related party companies and are leased to Pace Financial Services, LLC. These parties are related to the Company by common ownership. For the years ended December 31, 2010 and 2009, salaries, related taxes, fringes and shared services allocated from the related parties totaled $112,081 and $144,823, respectively. Revenues for work performed for customers of these related parties totaled 60.2% and 43.1% of total revenues for the years ended December 31, 2010 and 2009, respectively.

During the years ended December 31, 2010 and 2009, non-cash capital contributions from a related party were recorded in exchange for settlement of related party payables totaling $339,000 and $469,938, respectively. Amounts advanced to the Company by related parties are shown net of amounts owed to the Company by the related parties and are included in related party payable, net, in the accompanying balance sheets as of December 31, 2010 and 2009.

Effective November 1, 2010, the Company and its parent signed a "Free-Ride" Expense Sharing Agreement whereby all expenses associated with the ongoing operations of the Company will be paid by the parent. These payments will be paid free and clear by the parent and the parent will have no recourse to collect these expenses from the Company at any point in the future.

6. LEASE COMMITMENTS

The Company leases office space on a month-to-month basis from a related party sharing common ownership.

Rent expense totaled $38,421 and $57,293 for the years ended December 31, 2010 and 2009, respectively.

7. CONCENTRATIONS

For the year ended December 31, 2010, one customer totaled approximately 34% of the Company's revenues. For the year ended December 31, 2009, one customer totaled approximately 50% of the Company's revenues. As of December 31, 2010 and 2009, there were no accounts receivable outstanding related to these customers.

SC&H
STOUT, CAUSEY & HORNING, P.A.
910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934**

To the Member of Pace Financial Services, LLC:

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stout, Causey & Horning, P.A.
February 18, 2011

PACE FINANCIAL SERVICES, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31,		*2010*		*2009*
Net Capital:				
Member's Capital	$	534,897	$	552,342
Deductions and/or Charges:				
a. Non-allowable assets:				
Accounts receivable		479		40,733
Investment		500,000		500,000
Net Capital	$	34,418	$	11,609
Computation of Aggregate Indebtedness:				
Items included in the balance sheet:				
Accounts payable and accrued expenses	$	-	$	7,785
Related party payable, net		9,026		72,203
Total Aggregate Indebtedness	$	9,026	$	79,988
Computation of Basic Net Capital Requirement:				
Minimum net capital required (Under SEC Rule 15c3-1)	$	5,000	$	5,000
Surplus of net capital		29,418		6,609
Ratio: Aggregate Indebtedness to Net Capital		0.26		6.89
Reconciliation with Company's Computation:				
(Included in Focus Report - Part II as of December 31, 2010 and 2009)				
Net Capital, as reported in Company's Part II (unaudited) Focus Report	$	34,418	$	11,609
Net Capital Per Above	$	34,418	$	11,609

See independent auditors' report on supplementary information.

PACE FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2010 AND 2009

SCHEDULE II

As of December 31, 2010 and 2009, Pace Financial Services, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2010 and 2009, Pace Financial Services, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

PACE FINANCIAL SERVICES, LLC
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2010 AND 2009

SCHEDULE III

As of December 31, 2010 and 2009, Pace Financial Services, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2010 and 2009, Pace Financial Services, LLC, has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

SC&H

Stout, Causey & Horning, P.A.

910 Ridgebrook Road
Sparks, MD 21152

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009**

To the Member of Pace Financial Services, LLC:

In planning and performing our audit of the financial statements of Pace Financial Services, LLC (the Company), as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions were executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.
February 18, 2011